FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2007

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. on February 6, 2007 announcing a new Capsize vessel acquisition and long-term time charter agreement with BHP Billiton Marketing AG.

                                                                   Exhibit 1



                                       Corporate Contact:
                                       Ioannis Zafirakis
                                       Director and Vice-President
                                       Telephone: + 30-210-9470100
                                       izafirakis@dianashippinginc.com
For Immediate Release
                                       Investor and Media Relations:
                                       Edward Nebb
                                       Euro RSCG Magnet
                                       Telephone: + 1-212-367-6848
                                       ed.nebb@eurorscg.com

          DIANA SHIPPING INC. ANNOUNCES NEW CAPESIZE VESSEL ACQUISITION
             AND LONG TERM TIME CHARTER AGREEMENT WITH BHP BILLITON

ATHENS, Greece, February 6, 2007 - Diana Shipping Inc. (NYSE:DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has signed a Memorandum of Agreement with an unaffiliated third party for the purchase of a Capesize dry bulk carrier of approximately 175,000 dwt, currently under construction by Shanghai Waigaoqiao Shipbuilding Co., Ltd., for the price of $98 million. The vessel, to be named Semirio, is expected to be delivered to the Company by the sellers immediately upon completion of its construction on or about June 15, 2007.

The Company also announced that it has entered into a time charter contract with BHP Billiton Marketing AG for the Semirio for a four-year period with one year extension at the charterer's option. For the initial period of about 47 to 49 months, the gross daily charter hire rate will be $51,000 during the first two years of the charter and $31,000 during the third and fourth years of the charter. The charterer has the option to employ the vessel for a further 11-13 month period at a daily charter rate of $48,500. The time charter contract is expected to commence shortly after the delivery of the vessel to the Company.

During the initial two years, this employment is expected to generate gross earnings of approximately $35.7 million and is expected to generate gross earnings of $21.7 million during the third and fourth years, amounting to a total of $57.4 million. If the charterer exercises its option for the fifth year, the charter is expected to generate aggregate gross earnings of approximately $74 million over the entire period.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented:
"Expanding in the Capesize sector while at the same time operating modern vessels is an objective our Company has repeatedly expressed. The new weighted average age of our fleet at the time of Semirio's delivery (not including the two newbuildings on order for delivery in 2010) will decrease to 3.7 years and the total cargo carrying capacity will increase to approximately 1.5 million dwt. With this fixture, Diana Shipping Inc. enhances its relationship with BHP Billiton, the world's largest diversified resources company, and at the same time improves the visibility of earnings."

Upon delivery of this vessel and including other vessels under construction, the Company's fleet will consist of thirteen Panamax and five Capesize dry bulk carriers.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DIANA SHIPPING INC.
                                           (registrant)


Dated:  February 7, 2007                     By:  /s/ Anastassis Margaronis
                                                  --------------------------
                                                  Anastassis Margaronis
                                                  President




SK 23159 0002 745799